EX-28.h.6

AMENDED AND RESTATED FEE WAIVER AGREEMENT

AMENDED AND RESTATED FEE WAIVER AGREEMENT made this 15th day of December, 2017, between Dimensional Investment Group Inc., a Maryland corporation (the “Fund”), on behalf of certain portfolios of the Fund, as listed on Schedule A of this Agreement (each a “Portfolio,” and together, the “Portfolios”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“DFA”) (formerly Dimensional Fund Advisors Inc.), amending and restating certain waiver agreements previously entered into by the Fund and DFA.

WHEREAS, DFA has entered into Management Agreements with the Fund, pursuant to which DFA provides various services to the Portfolios, and for which DFA is compensated based on the average net assets of such Portfolios; and

WHEREAS, the Fund and DFA have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the expenses of each class of those Portfolios of the Fund listed on Schedule A of this Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver by DFA. DFA agrees to reduce all or a portion of its management fee for a Portfolio (or class of a Portfolio) listed on Schedule A, such fee waiver as detailed on Schedule A of this Agreement, to the extent necessary to limit the annualized expenses of each Portfolio (or class of a Portfolio) to the rate reflected in Schedule A of this Agreement for each Portfolio (or class of a Portfolio) (“Annualized Expense Ratio”).

2.	Duty to Reimburse DFA. If, at any time, the annualized expenses of a Portfolio (or class of a Portfolio) are less than the Annualized Expense Ratio listed on Schedule A of this Agreement, the Fund, on behalf of a Portfolio, shall reimburse DFA for any fees previously waived and/or expenses previously assumed to the extent that the amount of such reimbursement does not cause the Annualized Expense Ratio of a Portfolio (or class of a Portfolio) to exceed the limit on Schedule A of this Agreement. There shall be no obligation of the Fund, on behalf of a Portfolio, to reimburse DFA for waived fees or expenses that were assumed by DFA more than thirty-six months prior to the date of any such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by DFA without the prior consent of the Fund.

4.

Duration and Termination. This Agreement shall begin on February 28, 2018, and shall continue in effect until February 28, 2019 for each Portfolio (or class of a Portfolio) and shall continue in effect from year to year thereafter for each Portfolio (or class of a Portfolio), unless and until the Fund or DFA notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for a Portfolio (or class of a Portfolio), of its intention to terminate the Agreement for a Portfolio (or class of a Portfolio). This Agreement shall automatically terminate, with respect to a Portfolio (or class of a Portfolio), upon the termination of the Management Agreement between DFA and the Fund, on behalf of such Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

DIMENSIONAL INVESTMENT GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By:	By:

Name:	Name:

Title:	Title:

2

SCHEDULE A

Portfolio	Annualized Expense Ratio (as a percentage of average net assets)

Global Equity Portfolio	*
Global Allocation 60/40 Portfolio	*
Global Allocation 25/75 Portfolio	*

*

For the Global Equity Portfolio, Global Allocation 60/40 Portfolio and Global Allocation 25/75 Portfolio, in order to limit the total management fees received by DFA, DFA has agreed to waive the management fee each Portfolio pays to DFA to the extent necessary to limit the proportionate share of the total combined management fee paid by each Portfolio and management fees paid by each Portfolio’s underlying funds (except for managements fees paid by The DFA Short Term Investment Fund in connection with securities lending cash collateral investment) to DFA to 0.27% for the Global Equity Portfolio, to 0.25% for the Global Allocation 60/40 Portfolio and to 0.22% for the Global Allocation 25/75 Portfolio. The maximum amount waived under this waiver is the full amount of a Portfolio’s management fee to DFA.

Dated:  December 15, 2017

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